March 26, 2025

Mary Meixelsperger
Chief Financial Officer
Valvoline, Inc.
100 Valvoline Way Suite 100
Lexington, KY 40509

       Re: Valvoline, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2024
           Filed November 22, 2024
           File No. 001-37884
Dear Mary Meixelsperger:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2024
Management's Discussion and Analysis
Use of Non-GAAP Measures, page 33

1. In describing your non-GAAP measure discretionary free cash flow, you state that it is subject to certain limitations, including that it does not reflect adjustments for certain non-discretionary cash flows, such as mandatory debt repayments. Please explain
       how your labelling of this measure as    discretionary    is consistent
with this
       description and provide your consideration of Question 102.07 of the Compliance
       & Disclosure Interpretations on Non-GAAP Financial Measures in naming this
       measure.
2. You state that discretionary free cash flow includes maintenance capital expenditure, defined as routine uses of cash that are necessary to maintain the
Company   s
       operations. Please further clarify how you differentiate    maintenance
  and    growth
       capital expenditures, providing details about the types of costs that you include in each category.
 March 26, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation